Arabella Exploration, Inc. OTCQB: AXPLF, AXLWF The Pure Play Southern Delaware Basin E&P Opportunity

2 ARABELLA EXPLORATION Safe Harbor Statement This document shall not construe an offer to sell or the solicitation of an offer to buy securities of Arabella Exploration, Inc . (“Arabella” or the “Company”) Forward - Looking Statements This presentation contains “forward - looking statements” within the meaning of the Securities Act of 1933 , as amended, the Securities Exchange Act of 1934 , as amended, and the Private Securities Litigation Reform Act of 1995 , which are intended to be covered by the safe harbor created thereby . You can identify forward - looking statements by words such as “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions . Specifically, statements regarding Arabella’s future business, including any revenue projections, costs, earnings or other financial items, as well as statements relating to the objectives of management and other business plans, including anticipated new products and investments, are forward looking statements . These forward - looking statements are not guarantees of future performance but are rather based upon management's current expectations and assumptions as to future events that may not prove to be accurate . Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to : the growth of the markets addressed by our products ; the demand for and market acceptance of our products ; our ability to successfully compete in the markets in which we do business ; our ability to successfully address the cost structure of our products ; the ability to develop and implement new technologies ; and our ability to realize financial and strategic benefits of past and future transactions . Other factors that could cause actual results to differ materially from those described in the forward - looking statements include other economic, business, competitive and/or regulatory factors affecting Arabella’s business generally . These risks and uncertainties, and others, that relate to Arabella’s business and financial condition are detailed from time to time in Arabella’s Securities and Exchange Commission filings . These forward - looking statements are made only as of the date indicated, and Arabella disclaims any obligation to update or revise the information contained in any forward - looking statements, whether as a result of new information, future events or otherwise .

3 ARABELLA EXPLORATION About Arabella Exploration OTCQB: AXPLF Share Price (3/07/14) $8.00 Market Cap 3/07/14) $38.6mm Float 0.7mm Insider Ownership (1) 4.1mm Common Shares Outstanding 4.8mm Warrants (OTCQB: AXLWF) 10.7 mm Debt $3.0 mm (1) Excludes 1,705,002 shares held in escrow pending the achievement of certain performance targets.

4 ARABELLA EXPLORATION About Arabella Exploration (cont.) Arabella is an oil and natural gas company focused on the acquisition , development and exploration of unconventional, long life, onshore oil and natural gas reserves in the Southern Delaware Basin in West Texas Arabella management team has deep expertise in oil and gas exploration : Deep local land knowledge in the Basin Recognized expertise in the geology of the play Highly technical, high pressure, complex horizontal and multi - lateral drilling Arabella focuses on the “Wolfbone Play” which is characterized by : High oil content and liquids rich natural gas Multiple vertical and horizontal target horizons Extensive production history Long - lived reserves High drilling success rates Arabella has drilled and completed six wells and is currently completing a seventh well

Business

6 ARABELLA EXPLORATION The Delaware Basin Arabella operates in the Delaware Basin portion of the Permian Basin in West Texas, which is one of the major oil producing regions in the United States Arabella’s activities are primarily focused on the formations which the Industry refers to as the Wolfbone play The Wolfbone play is characterized by high oil content and liquids rich natural gas, multiple vertical and horizontal target horizons, extensive production history, long - lived reserves and high drilling success rates The Bone Spring and Wolfcamp formations in the Delaware Basin have thousands of feet of stacked pay zones with years of drilling inventory Many formations in the Delaware Basin are over - pressured Arabella specializes in accessing all zones of the play – including with the advanced technique of multi - lateral completion

ARABELLA EXPLORATION

Arabella Overview


Bone Spring
Potash Mines
Wolfcamp
DELAWARE BASIN
Wolfbone
CENTRAL BASIN PLATFORM
DIABLO PLATFORM
MAPPED AREA
Lea
Eddy
Gaines
Andrews
Loving
Winkler
Ector
Ward
Crane
Culberson
Pecos
Jeff Davis
ARABELLA
BACK-IN/DRILL-TO-EARN ACREAGE
ANADARKO
ATLANTIC
BHP
CLAYTON WILLIAMS
ENERGEN
EXL -OXY
LEGACY RESERVES
PIEDRA
OTHERS
Miles

County	Gross Acres	Net Acres
Reeves	8,332	3,470
Winkler	630	630
Loving	640	329
Ward	640	309
Pecos	640	289
TOTAL	10,882	5,027

- Experienced management team with extensive Permian background
  - Past experience includes senior positions at Oxy, Concho and EOG in the Permian
  - Arabella's management has cutting edge experience and skills in the drilling of dual-lateral wells in the Permian
- Arabella drilling covers multi-pay horizontal development in Southern Delaware Basin
  - Overlapping Bone Spring and Wolfcamp shales (Wolfbone) provide multiple potential pay zones per well
  - Many formations are "over-pressured" creating more effective oil extraction

Current Arabella Positions	
Gross Acreage	10,882
Net Acreage	5,027
Drilled Wells	6
Wells Completing	1
Wells Drilling	1

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8 ARABELLA EXPLORATION Arabella’s Position Arabella’s position is located in the heart of the over - pressured, stacked pays of the Delaware Basin – with the potential for high liquids producing wells out of multiple pay zones

9 ARABELLA EXPLORATION Existing Wells and 2014 Drilling Plan Well Working Interest (%) Lateral Length (ft) Completed Formation Peak Rate 24 - hour (BOE/day) Peak Rate 30 - day (BOE/day) Percent Oil EUR (BOE) SM Prewitt #1H - 1 st Lateral - 2 nd Lateral 14.5500 14.5500 4,000 4,000 Wolfcamp C Wolfcamp A 283 146 89% 100,000 Locker State #1H 14.5500 4,000 Wolfcamp D 350 109 85% 186,000 Graham #1H 15.5500 4,000 Wolfcamp D 634 383 83% 250,000 Woods #1H 23.2563 4,000 Wolfcamp B 1,221 634 87% 600,000 Vastar State #1V 57.1375 Vertical Wolfcamp E Jackson #1H 53.0000 4,000 Wolfcamp B 875 TBD 82% TBD Emily Bell #1H 54.0000 4,000 Wolfcamp A Woods #2H 28.5344 Emily Bell #2H 54.0000 Jackson #2H 53.0000 Emily Bell #3H 54.0000 Woods #3H 28.5344 Woods #4H 28.5344 Emily Bell #3H 54.0000 Jackson #3H 53.0000 Jackson #4H 53.0000 Drilling began March 5, 2014 Class 5 Dual Lateral Partial Completion Producing or Completing Drilling Schedule Currently Testing Production Total Depth on February 27, 2014 - Completing

ARABELLA EXPLORATION

Arabella's Production Expertise

- Arabella's drilling plan uses technology to maximize the recovery of oil while reducing the cost per barrel to develop, technical drilling capabilities possessed by Arabella's team include:
  - Drilling multi-later wells, either in stages or green field
  - Reentering vertical wells to add lateral legs
  - Reentries can be done on either Arabella drilled wells or acquired wells
- By using advanced drilling methods Arabella can maximize oil produced at lower costs per barrel

Phase	Well	Method	Result
Phase I		Single Lateral	Single Lateral Well
Phase I		Vertical "Test" Well	Vertical Well
Phase I		Staged Multi-Lateral	Multi-Lateral Well
Phase II		Greenfield Multi-Lateral	Multi-Lateral Well
Phase II	Arabella Vertical Well	Reenter for one or more laterals	Single or Multi-Lateral Well
Phase II	Arabella Lateral Well	Reenter to add one or more laterals	Multi-Lateral Well
Phase III	Acquired Vertical Well	Reenter for one or more laterals	Single or Multi-Lateral Well
Phase III	Acquired Lateral Well	Reenter to add one or more laterals	Multi-Lateral Well

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ARABELLA EXPLORATION

Arabella's Production Expertise (cont.)

- Arabella's technical staff can reenter vertical wells – its own or acquired wells - and add lateral legs to the well increasing production at a reduced cost per barrel

Arabella's Vastar State #1V Well


ARABELLA VASTAR STATE #1V
Typical Vertical Well

Arabella's Woods #1H Well


ARABELLA WOODS #1H
Well Reentry To Add Lateral
TOP OF LINER HANGER @ ~9,831'
KOP @ -10,075'
7 5/8" CSG SET @ ~10,600' TVD / 10,728' MD / 73° INC.
TD @ 14,888' MD / 10,594' TVD

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ARABELLA EXPLORATION

Arabella's Production Expertise (cont.)

- Arabella's technical staff that can not only execute drilling and completing a "standard" single lateral well, but are leading in the technology to add additional laterals to existing wells. This process will significantly reduce the costs and enhance development of the multiple, stacked pays found in the Delaware Basin

Arabella's Woods #1H Well


ARABELLA WOODS #1H
Typical Single Lateral
TOP OF LINER HANGER @ ~9,831'
KOP @ -10,075'
7 5/8" CSG SET @ ~10,600' TVD / 10,728' MD / 73° INC.
TD @ 14,888' MD / 10,594' TVD

Arabella's SM Prewitt #1H Well


SM PREWITT #1H
13 3/38" CSG SET @ 1,350'
DV SET @ 2417'
9 5/8" CSG SET @4,450'
Advanced Dual Lateral
TOP OF WINDOW @ ~8,902'
BOTTOM OF WINDOW @ ~8,911'
TOP OF PACKER @ ~8,950'
4 1/2" 11.6# P-110 LTC CSG
SEAL ASSY FOR OTTOMAN HANGER
TOP OF LINER HANGER @ ~9,846'
EOB @ 10,904' MD 10,119' TVD
TD @ 14,323' MD 10,086' TVD
7" CSG SET @ ~10,698' MD / 78° INC.
TD @ 14,820' MD 10,599' TVD
~4,000' Lateral Length

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ARABELLA EXPLORATION

Dual Lateral Well Economics


Vertical Well
Horizontal Well
Dual Lateral Horizontal Well
Avalon Shale
Bone Spring
Wolfcamp A
Wolfcamp B
Wolfcamp C
Wolfcamp D
Wolfcamp E
Penn Shales

- Just as horizontal wells offer significantly more efficient oil production than vertical, multi-lateral is the next advance in cost effective oil production
- Effectively, Arabella is able to drill a second, entirely new lateral well off of the already sunk cost of the original vertical

Illustrative Well Economics(1)

	Vertical Well	Single Lateral Horizontal Well	Dual Lateral Horizontal Well
Well Cost	$4.0mm	$7.5mm	$10.0mm
EUR	250 MBOE	800 MBOE	1,600 MBOE
Cost to Develop	$16.00/ BOE	$9.38/ BOE	$6.25/ BOE

(1) Illustrative Well Economics are Company estimates based on a theoretical well of each type drilled the Delaware Basin

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Financial

15 ARABELLA EXPLORATION Arabella Valuation – August 31, 2013 vs. Present As of August 31, 2013 Growth Since August 2013 Proved Reserves (BOE) 618,618 Full credit for the Woods #1H Well Production from the Vastar State #1V Well Completion of the Jackson #1H Well Production (BOE/Day) 106 Land 5,027 net acres Arabella ’s most recent reserve report was prepared on August 31 , 2013 and did not include the Vastar State, Jackson or Emily Bell wells . Additionally, it included only partial credit for the Woods well which began production in August 2013

16 ARABELLA EXPLORATION Estimated 2014 Production - Base Case - One Rig, No Added Laterals 0 500 1,000 1,500 2,000 2,500 3,000 Jackson #3H Emily Bell #4H Woods #4H Woods #3H Emily Bell #3H Jackson #2H Emily Bell #2H Woods #2H Emily Bell #1H Jackson #1H Current Estimated BOE/Day Based on a projected drill schedule and typical well curves, Arabella should show significant growth in production for the balance of 2014 and beyond Note: Based on projected drill schedule and standard type curve, subject to change based on drill schedules and well performance

ARABELLA EXPLORATION

Milestones/Catalysts

Milestones

- During 2013 Arabella successfully drilled and completed its first four wells including the Woods #1H well which had an 24 hour peak IP of over 1,200 BOE/Day
- On December 24, 2013 Lone Oak Acquisition Corporation successfully merged with Arabella Exploration, LLC and subsequently changed its name to Arabella Exploration, Inc.
- Since the merger, Arabella has completed the Vastar #1V and the Jackson #1H, is completing the Emily Bell #1H – target depth was reach on the Emily Bell #1H on February 27, 2014 and is drilling the Woods #2

Catalysts

- Completion of the Emily Bell #1H
- Drilling of the Woods #2H, #3H and #4H, Jackson #2H and #3H, Emily Bell #2H, #3H and #4H
- Raising additional drilling and expansion capital
- Meeting 2014 performance target of doubling proved reserves over the year

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Management

19 ARABELLA EXPLORATION Arabella Management Team Mr . Hoisager is the founder and Chief Executive Officer of Arabella Exploration, Inc . a company he established in 2008 and which is actively acquiring and developing assets in the Delaware Basin of West Texas . He is responsible for asset acquisition, business planning and the overall management of a growing operating company . Mr . Hoisager is also the founder and President of Arabella Petroleum Company, LLC, which currently is the operator for Arabella’s properties . Prior to Arabella, Mr . Hoisager served as an independent landman and was instrumental in planning strategic land purchases, identifying investment partners, acquiring leases and marketing to operators seeking entry into the resource plays of North and West Texas . He began his career in 2005 as an independent landman acquiring leases, maintaining ownership reports and managing a land crew in Reeves County . Mr . Hoisager attended Texas Tech University where he studied Finance and Accounting and discovered his interest in the oil and gas industry . Jason Hoisager – Chief Executive Officer and Director Mr . Elliott is the Chief Operating Officer and Executive Vice President of Arabella, joining the company in 2012 . Chad brings over 12 years of experience in drilling operations to Arabella and is responsible for all daily drilling activities as well as the long term organization of the Arabella drilling team . Prior to joining Arabella, From 1999 to 2011 , Chad served in various capacities with Altura, Oxy Permian, Chesapeake and EOG Resources where he gained valued experience drilling in the Haynesville Shale, the Gulf Coast Region and the Permian Basin . Most recently, Chad served as Senior Drilling Engineer from 2011 to 2012 for Concho Resources where he supervised the New Mexico Shelf drilling program . Chad is a graduate of Texas Tech University and holds a Bachelor of Science in Petroleum Engineering . Chad D. Elliott – Chief Operating Officer

20 ARABELLA EXPLORATION Arabella Management Team (cont.) Mr . Sanford has been the Chief Financial Officer for Arabella Exploration, Inc . since November 2013 and has been acting CFO since August 2013 . Mr . Sanford manages the Accounting, Finance and Investor Relations departments and roles for the company . In 2013 , Mr . Sanford was the Chief Financial Officer for Automation Technology, Inc . a privately owned company that manufactures actuators for valves on oil and gas pipelines . Mr . Sanford worked for Carriage Services, Inc . (NYSE : CSV) from 1997 to 2012 where he had substantial experience in public company financial reporting, investor relations and mergers and acquisitions . Mr . Sanford’s last position at Carriage Services, Inc . was Executive Vice President, Chief Financial Officer and Chief Accounting Officer . Mr . Sanford was the Chief Financial Officer for Enduro Systems, Inc . from 1996 to 1997 , a company that manufactured oil and gas refinery products nationally and internationally . Mr . Sanford worked for Petrolon, Inc . , an oil lubricants company, from 1992 to 1995 as the Corporate Controller . Mr . Sanford worked in public accounting from 1982 to 1992 , including PricewaterhouseCoopers, in the audit department where he served various companies in the oil and gas industries . Mr . Sanford is as CPA and has a bachelor’s degree in Accounting from Sam Houston State University and a MBA in Finance from the University of Houston . Mr . Sanford is currently on the Board of Directors of the Houston, Texas Chapter of Financial Executives International and previously served as the President of the Chapter . Terry E. Sanford – Chief Financial Officer

21 ARABELLA EXPLORATION Arabella Management Team (cont.) Mr . Masterson is the Head Geologist at Arabella where he aids in acquiring desirable acreage, monitoring local drilling information and results and collaborates with the Arabella drilling engineers in the location, drilling and completion of wells – including the drilling and completion based on geology to maximize of well pay zones Prior to joining Arabella, Mr . Masterson was an independent consulting specializing in the Permian Basin and the ‘Wolfbone Play” in particular . His work included reports for major oil companies such as Eagle Oil and Gas, Atlantic Operating, TROX and Two Black Bear, Inc . During his time as a independent consultant, Mr . Masterson was instrumental in the development of the Wolfbone Play and its ensuing commercial development . Previously, Mr . Masterson has spent twenty years in the field and worked as Vice President of Acquisitions and Exploration at Southwest Royalties and as a geologist at Grand Banks Energy, Monsanto and Texaco . Richard Masterson – Head Geologist Mr . Elliott is the Senior Production Engineer at Arabella and supervises the oil and gas production efforts for the Company . Prior to Arabella, Mr . Elliot spent thirteen years with Occidental Petroleum in various positions including the last six years as the Permian Basin Region Operations Manager . In this role he managed all of Oxy’s operations in the Permian Basin including 22 , 000 wells and over 700 employees with an expense budget of $ 2 . 3 Billion and a capital budget of $ 1 . 1 Billion . Previously, Mr . Elliot spent over twenty - five years working at Altura Energy and at Amoco Production Company where he began his professional career as a roustabout and ended as Amaco’s Permian Basin Region District Foreman . Bill Elliott – Senior Production Engineer

22 ARABELLA EXPLORATION Mr . Bush is a partner at St . Augustine Capital Partners, LLC, a Fort Worth - based investment firm focused on oil and gas transactions and consulting for private businesses . Previously, Mr . Bush co - founded Pennybacker Capital, LLC, a real estate private equity firm, worked at Akin Gump Strauss Hauer & Feld LLP as a corporate attorney and clerked for U . S . District Judge Sidney Allen Fitzwater . Mr . Bush has served on numerous political campaigns, founded the Hispanic Republicans of Texas and is the past national co - chair of Maverick PAC . In 2006 Mr . Bush joined the U . S . Naval Reserves through the prestigious Direct Commission Officer program . In 2010 , he began an eight - month tour of duty in Afghanistan in support of Operation Enduring Freedom under the Special Operations Command . Mr . Bush received his undergraduate degree from Rice University and his Juris Doctorate from the University of Texas School of Law . George P. Bush Arabella Board of Directors Malachi O. Boyuls Mr . Boyuls is a partner at St . Augustine Capital Partners, LLC, a Fort Worth - based investment firm focused on oil and gas transactions and consulting for private businesses . Previously, Mr . Boyuls worked as General Counsel for Thomas Title & Escrow and as an attorney at Gibson, Dunn, & Crutcher, LLP . Mr . Boyuls clerked for Federal District Court Judge David C . Godbey and Federal Appeals Court Judge Harris L Hartz and was a judicial intern for current Supreme Court Justice Samuel A . Alito, Jr . on the Third Circuit Court of Appeals . Mr . Boyuls has been appointed as a Next Generation Fellow and a Member of the Texas Appraiser Licensing And Certification Board Mr . Boyuls received his undergraduate degree from the University of Mary Hardin - Baylor and his Juris Doctorate from the New York University School of Law .

23 ARABELLA EXPLORATION Mr . Bakay currently is the President and Chief Executive Officer and serves on the board of directors of Kona Grill, Inc . (NASDAQ : KONA), an American grill and sushi bar . Mr. Bakay founded BBS Capital Management, LP, a Texas limited partnership that serves as the investment manager to the BBS Capital Fund, LP, in January 2008 and has served as its managing member since its formation. Prior to forming BBS Capital Management, LP, Mr. Bakay was the co - founder and co - portfolio manager of Patara Capital, L.P., an investment management firm based in Dallas, Texas from January 2006 through December 2007. From May 2005 through January 2006, Mr. Bakay was an equity analyst at Southwest Securities, Inc., a subsidiary of SWS Group, Inc. (NYSE: SWS), a financial services company, where he covered the specialty retail industry. Mr. Bakay graduated from Boston College, Carroll School of Management with a Bachelor of Science in finance and from Boston College, Carroll School of Management with a Master of Science in Finance. Berke Bakay Arabella Board of Directors (cont.) Mr . Hauser has served as a director of Kona Grill, Inc . (NASDAQ : KONA) since December 2004 . Mr . Hauser serves as the President and owner of Capital Real Estate, Inc . , a commercial real estate development company based in Minneapolis, Minnesota, which he founded in 2001 . Mr . Hauser’s commercial real estate activities have consisted of the construction and/or development of at least 300 projects with value in excess of $ 1 . 45 billion . In addition, Mr . Hauser is the Manager and owner of Net Lease Development, LLC, which is a controlled operating company under Capital Real Estate, Inc . , as well as a member and managing partner of several other partnerships formed for real estate and related ventures . Prior to founding Capital Real Estate, Inc . and Net Lease Development, LLC, Mr . Hauser served as a partner with Reliance Development Company, LLC from 1992 to 2001 , where he was responsible for the management, development, and sale of retail properties . Richard J. Hauser

24 ARABELLA EXPLORATION Mr . Heyn is the Chief Executive Officer of Tritaurian Capital, Incorporated, a FINRA registered broker - dealer . From 2001 to the present, Mr . Heyn has been with with Tritaurian Capital, Incorporated, and its predecessor companies . Prior to 2001 , Mr . Heyn held various investment banking positions in the financial industry including in the Investment Banking Division of Merrill Lynch, the Mergers and Acquisitions Group of J . P . Morgan and the Corporate Finance Department of Morgan Stanley . Mr . Heyn was an advisor to CS China Acquisition Corp . , a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Asia Entertainment & Resources Ltd . , which became Iao Kun Group Holding Company listed on the NASDAQ Stock Market (NASDAQ : IKGH) . Mr . Heyn was an advisor to China Unistone Acquisition Corp . , a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Yucheng Technologies Limited, which was listed on the Nasdaq Capital Market (NASDAQ : YTEC) until being taken private . Mr . Heyn received a B . A . from Yale University with majors in history and political science and currently holds Series 7 , 24 , 63 , 79 and 99 securities licenses . William B. Heyn Arabella Board of Directors (cont.)

25 ARABELLA EXPLORATION Contact Information Phone Email Company William B. Heyn (432) 279 - 0790 william.heyn@arabellaexploration.com MZ Group Derek Gradwell (512) 270 - 6990 dgradwell@mzgroup.us www.arabellaexploration.com 500 W. Texas Avenue Suite 1450 Midland, Texas 79701 Telephone: (432) 897 - 4755